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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☐
Filed by a party other than the Registrant ☒

Check the appropriate box:

☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a–6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a–12

Fauquier Bankshares, Inc.

(Name of Registrant as Specified In Its Charter)

David M. van Roijen
C. Hunton Tiffany
Peter P. van Roijen
Susanne M. Tiffany
William E. Sudduth
Richard C. Stoker

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
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       ☐ Fee paid previously with preliminary materials:
       ☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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PROXY STATEMENT
OF
DAVID M. VAN ROIJEN
C. HUNTON TIFFANY
PETER P. VAN ROIJEN
SUSANNE M. TIFFANY
WILLIAM E. SUDDUTH
RICHARD C. STOKER

2009 ANNUAL MEETING OF SHAREHOLDERS
OF
FAUQUIER BANKSHARES, INC.

This Proxy Statement and the accompanying BLUE Proxy Card are being furnished to holders of the Common Stock of Fauquier Bankshares, Inc. ("Fauquier Bankshares" or the "Company"), the holding company for The Fauquier Bank, in connection with the solicitation of proxies by David M. van Roijen, C. Hunton Tiffany, Peter P. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker (the "Soliciting Group") for use at the Company's upcoming Annual Meeting of Shareholders scheduled to be held on May 19, 2009, at 9:30 a.m., Eastern Time, at Poplar Springs Inn Spa, Rogues Road, Casanova, Virginia, including any adjournments of the meeting.  The principal executive offices of the Company are located at 10 Courthouse Square, Warrenton, Virginia 20186.  For more detailed information about the members of the Soliciting Group, see Annex A.

For the reasons set forth in this Proxy Statement, the Soliciting Group seeks to elect two directors, David M. van Roijen and C. Hunton Tiffany (the "Soliciting Group Nominees"), to Fauquier Bankshares' Board of Directors, in opposition to two of the directors nominated for election by the Company's Board of Directors, and otherwise vote for the Company's director nominees.

For the reasons set forth in this Proxy Statement, the Soliciting Group also opposes the Company's proposal to approve an amendment to the Company’s Articles of Incorporation to authorize 2,000,000 shares of preferred stock.  Otherwise, the Soliciting Group does not oppose the Company's other proposals to be presented at the Annual Meeting.

This Proxy Statement and the enclosed BLUE Proxy Card are being furnished to the Company’s shareholders by the Soliciting Group in connection with the solicitation of proxies for the following:

1.
To vote "FOR" (i) the election of David M. van Roijen as Class I director to serve until the 2012 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified and (ii) the election of C. Hunton Tiffany as a Class III director to serve until the 2011 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified.  The Soliciting Group will also for "For" (x) the election of the Company's nominees other than Randolph D. Frostick as Class I directors to serve until the 2012 Annual Meeting of Shareholders of the Company, or until their successors are duly elected and qualify, and (y) the election of the Company's nominee other than Eric P. Graap as a Class III director to serve until the 2011 Annual Meeting of the Shareholders of the Company, or until his successor is duly elected and qualified.

2.
To vote "For" the Company's proposal to ratify the selection of Smith Elliott Kearns & Company, LLC as the Company’s independent public accountants to audit the books of the Company and its subsidiary for the current year, as the Soliciting Group has no objection to this proposal.

3.	To vote "AGAINST" the Company's proposal to approve an amendment to the Company’s Articles of Incorporation to authorize 2,000,000 shares of preferred stock.
4.
To vote "For" the Company's proposal to approve an amendment to the Company’s Articles of Incorporation to revise the Article relating to indemnification, as the Soliciting Group has no objection to this proposal.

5.	To vote "For" the Company's proposal to approve the Fauquier Bankshares, Inc. Stock Incentive Plan, as the Soliciting Group has no objection to this proposal.

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IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE SOLICITING GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE Proxy Card as soon as possible. This Proxy Statement and the enclosed BLUE Proxy Card are first being furnished to the Company's shareholders on or about April [__], 2009.  Shareholders who were record holders at the close of business on March 13, 2009, the record date set by the Company with respect to the Annual Meeting, will be entitled to vote at the Annual Meeting.

Your vote is important, no matter how many shares of Common Stock you own. We are committed to acting in the best interests of all shareholders of Fauquier Bankshares.  We urge you to vote your BLUE Proxy Card for David M. van Roijen and C. Hunton Tiffany and against the proposal to authorize 2,000,000 shares of preferred stock.

We urge you not to sign any WHITE proxy card sent to you by the Company. If you have already voted the Company’s proxy card, you may revoke your previously signed proxy by following the voting instructions on the enclosed BLUE Proxy Card.

IF YOUR SHARES WERE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON MARCH 13, 2009, THE RECORD DATE FOR THE ANNUAL MEETING, ONLY SUCH BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION CAN VOTE YOUR SHARES.  ACCORDINGLY, PLEASE VOTE YOUR SHARES ACCORDING TO THE VOTING INSTRUCTIONS PROVIDED BY YOUR NOMINEE OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO VOTE ON YOUR BEHALF USING THE BLUE PROXY CARD AS SOON AS POSSIBLE.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY, INCLUDING ANY PROXY YOU GRANT TO THE SOLICITING GROUP, MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. ALTHOUGH A REVOCATION IS EFFECTIVE IF DELIVERED TO THE COMPANY, THE SOLICITING GROUP REQUESTS THAT EITHER THE ORIGINAL OR PHOTOSTATIC COPIES OF ALL REVOCATIONS BE MAILED TO D.F. KING & CO., INC. AT THE ADDRESS LISTED BELOW.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.
48 Wall Street, New York, NY 10005
Tel: (212) 269-5550 (collect) or toll free at (800) 967-4607

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Table of Contents

Questions and Answers About Voting Procedures	4

Proxy Solicitation and Expenses	8

Cautionary Statement Regarding Forward-Looking Statements	9

Proposal One: Election of Class I and Class III Directors	10

Proposal Two: Ratification of Independent Public Accountants	16

Proposal Three: Approval of Amendment to the Company's Articles of Incorporation to Authorize Shares of Preferred Stock	16

Proposal Four: Approval of Amendment to the Company's Articles of Incorporation to Revise the Article Relating to Indemnification	17

Proposal Five: Approval of the Fauquier Bankshares, Inc. Stock Incentive Plan	17

Other Matters	17

Proposals for 2010 Annual Meeting of Shareholders	17

Information Contained in the Company's Proxy Statement	18

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 19, 2009	18

Return of Proxies	18

Annex A: Information About the Soliciting Group	[__]

Annex B: Security Ownership of Certain Beneficial Owners and Management	[__]

BLUE Proxy Card	[__]

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QUESTIONS AND ANSWERS ABOUT THE SOLICITATION

Who is soliciting this proxy?

This proxy is being solicited by the Soliciting Group, which consists of David M. van Roijen, C. Hunton Tiffany, Peter P. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker.  For more detailed information about the members of the Soliciting Group, see Annex A.

How many shares does the Soliciting Group own and how will they be voted?

Under applicable SEC rules, the Soliciting Group is deemed to own beneficially an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the members of the Soliciting Group on an aggregate basis, which constitutes approximately 7.3% of the outstanding Common Stock of the Company as of March 10, 2009.

The Soliciting Group intends to vote their shares:

1.
"FOR" (i) the election of David M. van Roijen as Class I director to serve until the 2012 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified and (ii) the election of C. Hunton Tiffany as a Class III director to serve until the 2011 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified.  The Soliciting Group will also vote "For" (x) the election of the Company's nominees other than Randolph D. Frostick as Class I directors to serve until the 2012 Annual Meeting of Shareholders of the Company, or until their successors are duly elected and qualify, and (y) the election of the Company's nominee other than Eric P. Graap as a Class III director to serve until the 2011 Annual Meeting of the Shareholders of the Company, or until his successor is duly elected and qualified.

2.
"For" the Company's proposal to ratify the selection of Smith Elliott Kearns & Company, LLC as the Company’s independent public accountants to audit the books of the Company and its subsidiary for the current year, as the Soliciting Group has no objection to this proposal.

3.	"AGAINST" the Company's proposal to approve an amendment to the Company’s Articles of Incorporation to authorize 2,000,000 shares of preferred stock.
4.
"For" the Company's proposal to approve an amendment to the Company’s Articles of Incorporation to revise the Article relating to indemnification, as the Soliciting Group has no objection to this proposal.

5.	"For" the Company's proposal to approve the Fauquier Bankshares, Inc. Stock Incentive Plan, as the Soliciting Group has no objection to this proposal.

Who can vote?

You are eligible to vote or to execute a proxy only if you owned shares of common stock of the Company on March 13, 2009, the Record Date for the Annual Meeting. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Annual Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares.

How do I vote in person if I am a record holder?

If you held shares of Fauquier Bankshares Common Stock in your name on the record date you may attend the Annual Meeting and vote in person.

How do I vote by proxy if I am a record holder?

To vote by proxy, you should complete, sign and date the enclosed BLUE Proxy Card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Annual Meeting, the Soliciting Group must receive your BLUE Proxy Card as soon as possible but, in any event, prior to the Annual Meeting. You may vote your shares without submitting a proxy, if you vote in person.

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What if I am not the record holder of my shares?

If your shares are held in the name of a brokerage firm, bank, custodian or other nominee institution, only it can give a proxy with respect to your shares and only upon your written instructions. You may have received either a BLUE Proxy Card from your nominee (which you can complete and return to the Soliciting Group) or an instruction card (which you can complete and return to your nominee to direct its voting of your shares). Because this is a "contested" meeting, if you fail to instruct your brokerage firm, bank, custodian or other nominee institution on how to vote your shares, your brokerage firm, bank, custodian or other nominee institution will not be able to vote your shares.  If your nominee has not sent you either a BLUE Proxy Card or an instruction card, you may contact your nominee directly to provide it with instructions.

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple BLUE Proxy Cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign, date and return each BLUE Proxy Card and voting instruction card you receive.

You may also receive a WHITE proxy card or voting instruction card that is being solicited by the Company's Board of Directors. The Soliciting Group urges you to discard any WHITE proxy card or voting instruction card sent to you by the Company. If you have previously signed a WHITE proxy card or voting instruction card sent by the Company, we urge you to sign, date and promptly mail the enclosed BLUE Proxy Card or voting instruction card before the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company's Board of Directors. It is very important that you date your BLUE Proxy Card. It is not necessary to contact the Company for your revocation to be effective.

If you have questions or need assistance in voting your shares, please contact D.F. King at (212) 269-5550 (collect) or toll free at (800) 967-4607.

What is a "legal proxy," and when would I need one?

If you do not have record ownership of your shares and want to vote in person at the Annual Meeting, or if you are voting for someone else at the Annual Meeting, you may obtain a document called a "legal proxy" from the record holder of the shares or such other person and bring it to the Annual Meeting.

What should I do if I receive a WHITE  proxy card from Fauquier Bankshares' management?

Proxies on the WHITE proxy card are being solicited by the Company's management. If you submit a proxy to us by signing and returning the enclosed BLUE Proxy Card, do not subsequently sign or return the WHITE proxy card or follow any voting instructions provided by the Company, unless you intend to change your vote, because only your latest dated proxy will be counted. If you have already sent a WHITE proxy card to the Company, you may revoke it and vote with the Soliciting Group by signing, dating and returning the enclosed BLUE Proxy Card.

What if I want to revoke my proxy or change my voting instructions?

If you give a proxy, you may revoke it at any time before it is voted on your behalf. If you hold shares in your own name (i.e., not through a bank or brokerage firm), you may revoke the prior proxy by:

•	delivering a later dated proxy to the Soliciting Group using the enclosed postage-prepaid envelope; or
•	delivering a later dated proxy to the Secretary of Fauquier Bankshares; or
•	delivering a written revocation to either the Soliciting Group or the Secretary of Fauquier Bankshares; or
•	voting in person at the Annual Meeting.

If you hold your shares through a brokerage firm, bank, custodian or other nominee institution, you may change your vote by:

•	submitting a new proxy card or voting instruction card to your broker or nominee; or

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•	attending the Annual Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Fauquier Bankshares or by submitting new voting instructions to your broker or nominee, the Soliciting Group would appreciate if you would assist us in representing the interests of shareholders on an informed basis by either sending D.F. King a copy of your revocation, proxy or new voting instructions or by calling them at (212) 269-5550 (collect) or toll free at (800) 967-4607.  Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the Annual Meeting, should I still submit a proxy?

Whether you plan to attend the Annual Meeting or not, we urge you to submit a BLUE Proxy Card. Returning the enclosed proxy card will not affect your right to attend the Annual Meeting and vote.

How many votes do I have?

With respect to each matter to be considered at the Annual Meeting, you are entitled to one vote for each share of Common Stock owned on the Record Date. Based on documents publicly filed by the Company, the Company's only outstanding voting securities are its Common Stock.

How many shares were outstanding as of the Record Date?

According to the Company's Proxy Statement, as of March 13, 2009, the record date fixed for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting, there were 3,592,097 outstanding shares of Common Stock, which is the only class of stock of the Company.

How will my shares be voted?

If you give a proxy on the accompanying BLUE Proxy Card with instructions, your shares will be voted as you direct. If you submit a signed BLUE Proxy Card to the Soliciting Group without instructions, your shares will be voted pursuant to the recommendations of the Soliciting Group described above. Submitting a signed BLUE Proxy Card without instructions will entitle the Soliciting Group to vote your shares in its discretion on matters not described in this Proxy Statement that the Soliciting Group does not know, a reasonable time before this solicitation, are to be presented at the Annual Meeting and that properly come before the Annual Meeting, or any adjournment or postponement thereof.

If shareholders holding shares through a brokerage firm, bank, custodian or other nominee institution do not provide voting instructions, their shares will not be voted and will therefore be considered broker "non-votes."

Shares for which a holder has elected to abstain or to withhold the proxies’ authority to vote, and broker non-votes will count toward a quorum (see below), but will not be included in determining the number of votes cast with respect to such matters.

Unless a signed proxy specifies otherwise, it is presumed to relate to all shares held of record on the Record Date by the person who submitted it.

How many shares are necessary for a quorum?

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting.

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How can I receive more information?

If you require assistance or have questions about giving your proxy or about this proxy solicitation, or if you would like to obtain directions to be able to attend the meeting and vote in person, please contact D.F. King at:

D.F. King & Co., Inc.
48 Wall Street, New York, NY 10005
Tel: (212) 269-5550 (collect) or toll free at (800) 967-4607

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PROXY SOLICITATION AND EXPENSES

Methods of Solicitation

Proxies may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. The Soliciting Group will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

Specially Engaged Parties

The Soliciting Group has retained D.F. King to solicit proxies in connection with the Annual Meeting. D.F. King may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries. The Soliciting Group has agreed to reimburse D.F. King for its reasonable expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the total amount payable to D.F. King in connection with this proxy solicitation, including costs of printing and mailing proxy materials, will not exceed $35,000.

Expected Costs/Bearing of Costs

In addition to the costs related to the engagement of D.F. King, costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. The Soliciting Group is bearing the entire expense of this proxy solicitation. Total expenditures are expected to be approximately $75,000 to $110,000. Total payments of costs to date are approximately $[_____].

As discussed above, costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Soliciting Group. To the extent legally permissible, the Soliciting Group will seek reimbursement from the Company for those expenses if any of the Soliciting Group Nominees is elected or if the Company's proposal to amend its Articles of Incorporation to authorize 2,000,000 shares of preferred stock is not approved, but the Soliciting Group does not intend to submit the issue of reimbursement to a vote of the Company's shareholders.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of the Company. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect the Soliciting Group Nominees to the Company’s Board of Directors, the ability of the Soliciting Group Nominees to improve the corporate governance and strategic direction of the Company, and other factors associated with the business of the Company, as described in the Company’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, which reports are available at no charge at the website of the Securities and Exchange Commission at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results.

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PROPOSAL ONE:
ELECTION OF CLASS I and CLASS III DIRECTORS

The Company’s Articles of Incorporation provide that the Board of Directors of the Company is classified into three classes (I, II and III), with one class being elected every year for a term of three years. In addition, under Virginia law, a director appointed to the Board of Directors in between meetings of the shareholders must stand for election at the next annual meeting of shareholders. The Board of Directors currently consists of twelve directors. The terms of office of the Class I directors expire this year.

The Company has nominated Messrs. John B. Adams, Jr., John J. Norman, Jr., Randolph D. Frostick and Jay B. Keyser, each of whom currently serves as a Class I director, for election as Class I directors.  C. H. Lawrence, Jr. currently serves as a Class I director. However, due to his announced plans to retire from the Board effective December 31, 2009, Mr. Lawrence was moved to a different class with a shorter term.  Mr. Lawrence is therefore proposed for election as a Class III director, along with Eric P. Graap, the Company's Chief Financial Officer.  Each of Messrs. Frostick, Graap and Keyser were recently appointed to the Board of Directors in December 2008.

For the reasons set forth in this Proxy Statement, the Soliciting Group seeks to elect two directors, David M. van Roijen and C. Hunton Tiffany (collectively, the "Soliciting Group Nominees"), to the Board of Directors.  The Soliciting Group seeks to elect Mr. van Roijen as Class I director, in opposition to Mr. Frostick, and seeks to elect Mr. Tiffany as a Class III director, in opposition to Mr. Graap.  The Soliciting Group does not otherwise oppose the Company's nominees.

The Class I nominees, if elected, will hold office until the 2012 Annual Meeting and until their successors shall have been elected and shall qualify and the Class III nominees, if elected, will hold office until the 2011 Annual Meeting and until their successors shall have been elected and shall qualify.

Please see the Company's Proxy Statement for certain information concerning the Company's nominees for election at the Annual Meeting, as well as the other current Class II and III directors who will continue in office until the 2010 and 2011 Annual Meetings, respectively.

Identification and Background of Soliciting Group Nominees

Set forth below is the name and age of each of the Soliciting Group Nominees in addition to a summary of their prior associations with the Company, their business experience and their stock holdings in the Company.

David M. van Roijen, 54, is a business owner and executive in the timber, cattle and grain farming industry.  From 1981 to present he has been the President of St. Leonard's Farm, Inc., a significant cattle and grain farming operation.  From 1982 to present he has also been the owner of Crest Orchard.  In addition to his primary activities, he is active in the Albermarle County, Virginia local government and with non-profit organizations.  Mr. van Roijen has never been a director, officer or employee of the Company. Mr. van Roijen has been a shareholder of the Company since 1981.

C. Hunton Tiffany, 69, was a director of the Company between 1984 and 2007 and was a director of The Fauquier Bank between 1974 and 2007. He was Chairman of the Company between 1996 and his retirement in 2007 and Chairman of the Bank between 1997 and his retirement in 2007. He served as Chief Executive Officer of the Company from 1984 through May 2004 and of the Bank from 1982 through May 2003. He also served as President of the Company from 1984 through June 2003, and as President of the Bank from 1982 through January 2002. He was Executive Vice President from 1974 to 1982, and has served in various other capacities with the Bank from his initial hiring in 1965.  Currently, Mr. Tiffany serves as a director of Fauquier Health System, where he was Chairman from 2006 to 2008.  He served as Chairman of the Board of Trustees of Fauquier Hospital from 2004 to 2006.  He is also active in the community, being involved with several non-profit organizations.  Mr. Tiffany has been a shareholder of the Company since 1965.

See Annex A for detailed charts summarizing the business experience of each of the Soliciting Group Nominees during the past five years, including their principal occupations and employment, the names and principal business of all corporations or other organizations in which such occupations and employment were carried on, and whether such corporations or organizations are affiliated with the Company.

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Neither of the Soliciting Group Nominees holds any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Background of Other Soliciting Group Members

The Soliciting Group collectively beneficially owns 261,119 shares, representing approximately 7.3%, of the Company’s Common Stock as of March 10, 2009.  In addition to Messrs. Tiffany and David M. van Roijen, the Soliciting Group consists of Peter P. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker.

Peter P. van Roijen has been a shareholder of the Company since 1981.  He is self-employed and is also a director of Security Storage Company, which provides worldwide moving, storage and logistics services.

Richard C. Stoker is a retired investment industry executive, and spent most of his career with Franklin Templeton Investments in various executive capacities.  He has been a shareholder of the Company since 1996.

William E. Sudduth is the owner of Sudduth Memorials, a Warrenton, Virginia retailer of monumental stone.  He has been a shareholder of the Company since 1989.

Susanne M. Tiffany is the wife of C. Hunton Tiffany.  She has been a shareholder of the Company since 1985.

Please see Annex A to this proxy statement for further information about the members of the Soliciting Group.

Background of and Agreements Regarding Nominations

On numerous occasions in the past several years, members of the Soliciting Group have voiced concerns and made recommendations to management and members of the Board.

During the shareholder question and answer session at the Company’s annual meeting on May 15, 2007, Mr. David van Roijen criticized the Company’s award of Management Incentive Plan payments for 2006 performance in light of the fact that, as disclosed in the Company’s proxy statement for the 2007 annual meeting, the Compensation Committee’s original net income target for such awards set in March 2006 had not been achieved, and the Compensation Committee readjusted performance targets following the end of the fiscal year. Management did not respond to Mr. van Roijen’s comment.

In August 2007, Mr. Tiffany spoke with C.H. Lawrence, Jr., the Company’s Chairman, and expressed concern that the Board did not have the best available information and performance metrics at its disposal, and recommended that the Company subscribe to the SNL Financial data and analytical service.  In October 2007, after not receiving a response to his recommendation, Mr. Tiffany asked Mr. Lawrence if the Company was planning on subscribing to SNL.  Mr. Lawrence replied that the Company did not plan to subscribe for SNL in fiscal year 2007 but would consider a subscription in future years, to which Mr. Tiffany responded that he planned to purchase a subscription with his personal funds.

On November 1, 2007, Mr. Tiffany met with Mr. Lawrence and discussed the Company’s recent financial performance, and Mr. Lawrence expressed his views on the reasons for the Company’s recent decline in such performance.  Mr. Tiffany indicated that, based on his knowledge of the Company and his recent experience as both an executive and member of the Board, he was not confident that the Company’s declining performance could be reversed under current management.  Mr. Lawrence indicated that the Board was fully engaged and asking tough questions of management.

On November 7, 2007, Mr. Tiffany sent a letter to the Board expressing concerns about the Company’s operating performance leading to a decline of 9.06% in the Company’s core assets and a decline of 5.69% in the Company’s core deposits for the nine months ended September 30, 2007 and an 18% decline in net income reported by the Company in the third quarter of 2007.  Mr. Tiffany also expressed concern that a new community bank was being formed in Fauquier County that he believed could potentially compete effectively with the Company.  Mr. Tiffany recommended that the Board consider three options: (1) mandate that the CEO and management immediately implement a broad-based turnaround plan and announce the plan publicly, (2) replace the current CEO or (3) consider the sale of the Company.  The Board did not respond to Mr. Tiffany’s letter.

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On December 20, 2007, Mr. Tiffany met with the Audit Committee at its invitation, which requested the meeting to listen to and respond to Mr. Tiffany’s concerns about the Company’s operating performance.  Mr. Tiffany cited concerns about the Company’s operating performance similar to those raised in his November 7, 2007 letter to the Board, and discussed with the Audit Committee the Company’s competitive position and prospects for improved financial performance.  Members of the Audit Committee stated that efforts were being made to improve the Company’s performance, that the Board was fully engaged and asking tough questions of management and that it would take some time to show improvement.

On May 12, 2008, Mr. David van Roijen was invited by Randy Ferrell, the Company’s CEO, to a meeting with Mr. Ferrell, Mr. Lawrence and Eric Graap, the Company’s CFO.  At the meeting, management gave Mr. van Roijen its investor presentation that had been previously filed with the Securities and Exchange Commission on Form 8-K on February 4, 2008.  Management and Mr. van Roijen discussed various possibilities for strengthening the Company, including Mr. van Roijen’s recommendations that the Company consider focusing on student loans as a means to build long-term relationships with families, building up the Company’s wealth management division and give consideration to a stock dividend.

During the shareholder question and answer session at the Company’s annual meeting on May 20, 2008, Mr. David van Roijen criticized the Company’s decrease in 2007 earnings, and asked what steps the Company was taking to take market share from its competitors apart from adding branches.  Management did not respond to Mr. van Roijen’s question.  Mr. van Roijen also asked members of the Compensation Committee why, in the period from 2002-2007, total director fees, total CEO compensation and total CFO compensation had increased, on a percentage basis, more rapidly than earnings per share growth, and questioned whether the Company needed shareholder approval of executive and director compensation.  The Company’s Chairman responded that the increase in executive and director compensation was warranted by the fact that management and the Board had been working diligently to improve the Company’s performance and also resulted from the fact that the Board was holding more meetings than it had in the past and therefore members had received more meeting fees.

At the same question and answer session at the 2008 annual meeting, Mr. Tiffany asked if all of the members of the Board believed that throughout 2007 all important business decisions made by the Board were based all material information reasonably available to the Board, and the Company's Chairman replied that they were.  Based on statements made by certain Board members in his meetings and discussions described above, Mr. Tiffany inquired if the Board had waited until late 2007 to start "asking the tough questions" of management, and the Chairman replied that Mr. Tiffany had been misinformed on this matter.  Mr. Tiffany expressed concern over the level of stock ownership by management, its 2007 financial performance as reported in its SEC filings and the fact that, as disclosed in the Company's proxy statement for the 2008 annual meeting, the CEO had been awarded both a cash bonus and a stock award for 2007 performance, Board retainer fees were increased in 2007, and Board members were awarded stock grants.  The Chairman replied that the Board believed the CEO owned an appropriate level of Company stock.

In November 2008, Mr. David van Roijen met with Randy Ferrell at the Company’s headquarters.  Mr. van Roijen noted that the Company had taken a charge resulting from its ownership of FreddieMac preferred stock, and inquired about the circumstances under which the Company had obtained such preferred stock.  Mr. Ferrell indicated he did not know the origin of the FreddieMac preferred stock and would find out.  Mr. van Roijen has not received a response on this matter as of the date hereof.  Mr. van Roijen also expressed concerns about the increase in loan losses in the third quarter of 2008, as reported in the Company’s Form 10-Q for that quarter, and Mr. van Roijen encouraged Mr. Ferrell to consider acquisitions of troubled banks in the Company’s region if they were attractive candidates.  Mr. Ferrell indicated that a certain bank recommended by Mr. van Roijen for possible acquisition was not, in his view, a good cultural fit with the Company.

On January 15, 2009, Preston Pulliam, a shareholder, sent a letter to the Company requesting that the Board Governance and Nominating Committee of the Board of Directors consider the following individuals as candidates for nomination as directors at the Annual Meeting: Charles Robinson Porter, C. Hunton Tiffany, and David M. van Roijen.   According to the Company's proxy statement, the Board Governance and Nominating Committee met and considered the candidates proposed by Mr. Pulliam under the Company's Corporate Governance Guidelines and determined not to include the individuals in the slate of director nominees for election to the Board of Directors at the Annual Meeting.

In January and February 2009, due to their dissatisfaction over the Company’s recent financial performance, including a 35.4% decrease in the earnings per share of the Company in the period from December 31, 2006 to December 31, 2008 (as reported in the Company’s SEC filings) and their overall dissatisfaction with the manner in which the Company had responded to their concerns and recommendations over the past several years as described above, Mr. David van Roijen and Mr. Tiffany determined they would explore the possibility of seeking Board seats at the 2009 annual meeting of shareholders.

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On March 19, 2009, Soliciting Group member William E. Sudduth delivered a letter to the Company informing the Company's Board of Directors of his intention to nominate David M. van Roijen and C. Hunton Tiffany for election to the Company's Board of Directors at the Annual Meeting pursuant to the procedures for making such nominations set forth in the Company's Articles of Incorporation and Bylaws.

The members of the Soliciting Group have agreed to work together to elect Mr. David van Roijen and Mr. Tiffany to the Company's Board of Directors, which agreement includes each member of the Soliciting Group's agreement to vote his/her shares for Mr. David van Roijen and Mr. Tiffany and to lend personal and/or financial support for the expenses of the election. As a result of this agreement, the Soliciting Group members are acting as a "group" under applicable SEC rules to further this goal. The members of the Soliciting Group executed a Joint Filing Agreement and filed with the SEC a joint Schedule 13D with respect to their beneficial ownership of the Common Stock on April 7, 2009.

Reasons to Vote FOR the Soliciting Group Nominees

The members of the Soliciting Group are longtime shareholders of the Company who have become increasingly concerned with the Company’s financial performance.  The Soliciting Group is disappointed that the Company's earnings per share, as reported in its filings with the SEC, declined 35.4% in the period from December 31, 2006 to December 31, 2008.  The Soliciting Group is also disappointed that the Company's market capitalization (based on number of shares outstanding as reported in the Company’s SEC filings and its stock price as reported by NASDAQ), declined approximately $56.0 million, or approximately 63.4%, in the period from March 15, 2007 to March 10, 2009.

The Soliciting Group has a vested interest in the future of the Company.  The six members of the Soliciting Group beneficially own approximately 7.3% of the Company’s Common Stock, more than the 6.6% owned by all 12 current directors and officers as a group as reported in the Company’s Proxy Statement.

If elected, Mr. van Roijen and Mr. Tiffany are committed to making positive changes and to working hard to ensure that the Company's Board of Directors consistently adheres to the best interests of shareholders in all its endeavors.

If elected to the Board of Directors, Mr. van Roijen and Mr. Tiffany will not accept any compensation for their service other than equity compensation.  In addition, if elected, they intend to implement the following strategies and objectives:

•
Establishment of director and executive compensation levels more reflective of performance and commensurate with peer company levels, including the consideration of decreases and/or freezes in such compensation;

•
Increase in the minimum equity holding level of management through the encouragement of direct stock purchases by management and the awarding of a greater proportion of director compensation in equity as opposed to cash;

•	Exploration of strategies and programs to attract more business from local industry; and

•	Substantial review of the Company's overall strategy, including re-implementation of corporate culture and market surveys, and review of strategic consultants.

The Soliciting Group Nominees come from diverse business backgrounds, and if elected, the Soliciting Group believes that they will provide a clear perspective of shareholders and work with the rest of the Board of Directors to effect positive change at Fauquier Bankshares.  Mr. Tiffany has tremendous insight into the Company and its operations, having served as its Chairman and CEO for a significant period in the recent past, and Mr. van Roijen brings a fresh perspective as a significant longtime shareholder and business owner whose family has been involved with the Company and the local community for many years.

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The Soliciting Group is not seeking control of the Board of Directors at the Annual Meeting.  Under the Company’s Bylaws, a quorum for the transaction of business requires a majority of the directors in office, and Board action requires a majority of the directors present at a meeting at which a quorum is present.  Accordingly, the Soliciting Group Nominees, if elected, will not be able to take Board action at a meeting of the full Board where no director must recuse him or herself without the support of at least five other directors.  In addition, at a meeting where a minimum quorum of seven directors is present, the Soliciting Group Nominees will not be able to take action on any matter that does not cause the recusal of any director who is present without the support of at least two other directors present at the meeting.  The Soliciting Group Nominees will lack the power to call a meeting of the Board.  Nevertheless, the Soliciting Group Nominees, if elected, intend to work constructively with the remaining Board members to advance the interests of all Fauquier Bankshares shareholders.

Family relationships

Neither David van Roijen nor C. Hunton Tiffany has any family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.  Among the members of the Soliciting Group, Peter P. van Roijen is the brother of David M. van Roijen and Susanne M. Tiffany is the wife of C. Hunton Tiffany.

Legal Proceedings

There are no material proceedings in which any Soliciting Group Nominee or any associate thereof is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. During the past five years neither of the Soliciting Group Nominees has been involved in any legal proceedings of the type described in, or requiring disclosure under, subsection (f) of Item 401 of Regulation S-K.

Related Party Transactions

Neither of the Soliciting Group Nominees, nor any associate thereof, has engaged in or has a direct or indirect interest in any transaction or series of transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction or series of transactions, in which the Company or any of its subsidiaries was or is to be a participant where the amount involved exceeds $120,000.  For a description of the Company's policies and procedures for the review, approval, or ratification of related party transactions, please see the Company's Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Neither of the Soliciting Group Nominees is required to file reports with respect to the Company under Section 16(a) of the Securities Exchange Act of 1934, as amended.

Independence

Independence of the directors of the Company is determined based on the listing standards of the NASDAQ Stock Market LLC ("NASDAQ").  Independent directors have no relationships with the Company that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director.  In determining the independence of the Soliciting Group Nominees, the Soliciting Group considered relationships that Mr. van Roijen and Mr. Tiffany have with the Company.

The Soliciting Group concluded that Mr. van Roijen has no relationships that would affect his independence under rules applicable to the Company and would be an independent director if elected.

The Soliciting Group considered certain relationships between Mr. Tiffany and the Company and concluded that under applicable NASDAQ rules, if elected, Mr. Tiffany will be an independent director beginning on May 31, 2009 (12 days into his term). This determination is based on the fact that Mr. Tiffany was a part-time employee of the Company until May 31, 2006. As discussed in more detail below under “Certain Compensation to C. Hunton Tiffany,” Mr. Tiffany has received and continues to receive from the Company certain compensation under a supplemental retirement plan. The Soliciting Group has determined that the payment of this compensation in the past and in the future will not disqualify Mr. Tiffany from being an independent director under applicable NASDAQ standards.

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Certain Compensation to C. Hunton Tiffany

As a result of being a part-time employee of the Company during part of 2006 and a director of the Company in 2006 and part of 2007, Mr. Tiffany received a salary in 2006 and certain director stock awards in 2006 and 2007.  Mr. Tiffany is also covered under a supplemental retirement plan (the "SERP") established by the Company in 2000, when Mr. Tiffany was Chief Executive Officer of the Company and the Bank.  The SERP provides Mr. Tiffany with payments over a 15 year period from his retirement from full-time employment based upon the value of and income from a life insurance policy purchased by the Company in 2000 to fund the SERP.  The policy is carried as an asset of the Bank, and may provide certain benefits for the Bank in the form of tax attributes, increases in cash value, and receipt of death benefits.  Payments under the SERP are limited on the basis of a maximum amount of $30,000 in the first year of SERP payments, with maximum increases of 4% annually thereafter.  Mr. Tiffany began receiving payments under the SERP upon his retirement as Chief Executive Officer in 2004.  Mr. Tiffany is also party to an Executive Survivor Income Agreement entered into with the Bank in 2003, which will pay Mr. Tiffany's designated beneficiary $50,000 upon his death.

In 2006, Mr. Tiffany received $52,013 in total compensation, including $2,371 in stock awards (as valued by the Company in accordance with SFAS No. 123(R)), $30,840 of payments under the SERP and cash compensation as a part-time employee.  In 2007, Mr. Tiffany received $33,256 in total compensation, consisting of $2,371 in stock awards (as valued by the Company in accordance with SFAS No. 123(R)) and $30,585 of payments under the SERP.  In 2008, Mr. Tiffany received $26,760 in total compensation, all of which consisted of payments under the SERP.

Recommendation

Under Virginia law and the Company’s bylaws, in a contested election directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Because the Soliciting Group has nominated two candidates for election to the Board, one nominee for Class I and one nominee for Class III, the Soliciting Group expects the number of nominees for each class for election at the Annual Meeting will exceed the number of directors to be elected at the Annual Meeting. This means that the four nominees for Class I receiving the highest number of affirmative votes cast for Class I nominees at the Annual Meeting will be elected as directors for Class I, and the two nominees for Class III receiving the highest number of affirmative votes cast for Class III nominees at the Annual Meeting will be elected as directors for Class III.  The Soliciting Group is proposing David M. van Roijen for election as a Class I director, to serve until the Company's annual meeting in 2012, or until his successor is duly elected and qualified, and C. Hunton Tiffany for election as a Class III director, to serve until the Company's annual meeting in 2011, or until his successor is duly elected and qualified.

Unless authority is withheld or as otherwise instructed on the BLUE Proxy Card, the persons named in the BLUE Proxy Card will vote (i) for the election of David M. van Roijen as Class I director to serve until the 2012 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified, (ii) for the election of C. Hunton Tiffany as a Class III director to serve until the 2011 Annual Meeting of Shareholders of the Company, or until his successor is duly elected and qualified, (iii) for the election of the Company's nominees other than Randolph D. Frostick as Class I directors to serve until the 2012 Annual Meeting of Shareholders of the Company, or until their successors are duly elected and qualify, and (iv) for the election of the Company's nominee other than Eric P. Graap as a Class III director to serve until the 2011 Annual Meeting of the Shareholders of the Company, or until his successor is duly elected and qualified.

Each shareholder may withhold authority with respect to any of the nominees by writing the name of that nominee on the BLUE Proxy Card. There is no assurance that the Company's nominees will serve if elected with any of the Soliciting Group Nominees.

The Soliciting Group has no reason to believe that any of above named nominees will be unable to serve as a director.

Each of Mr. van Roijen and Mr. Tiffany has consented to serve as a nominee for director, to serve as a director if elected and to being named as a nominee in this Proxy Statement.

WE URGE YOU TO VOTE "FOR" THE ELECTION OF DAVID M. VAN ROIJEN AND C. HUNTON TIFFANY AS DIRECTORS ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL TWO:
RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

As discussed in further detail in the Company’s Proxy Statement, the Company proposes that the shareholders ratify the selection of Smith Elliott Kearns & Company, LLC as the Company’s independent public accountants to audit the books of the Company and its subsidiary for the current year. A majority of the votes cast is required for the approval of this proposal.

WE DO NOT HAVE AN OBJECTION TO YOU VOTING "FOR" THIS PROPOSAL ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL THREE:
APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO
AUTHORIZE SHARES OF PREFERRED STOCK

As discussed in further detail in the Company’s Proxy Statement, the Company proposes that the shareholders approve an amendment to the Company’s Articles of Incorporation to authorize 2,000,000 shares of preferred stock. The Company’s Articles of Incorporation do not currently authorize the issuance of any shares of preferred stock. The type of preferred stock described in the Company’s Proxy Statement is known as "blank check" preferred stock due to the fact that its terms, including voting and dividend rights and preferences, are determined by the Board of Directors in its sole discretion.  The preferred stock would be issuable at any time, in one or more series, without further shareholder approval.  Shareholders will not have preemptive rights to subscribe for shares of preferred stock.

As discussed below, the Soliciting Group has significant concerns regarding this proposal. Because the Company has failed to provide a specific financing purpose for the preferred stock, the Soliciting Group believes that the possibility that preferred shares would be used for management entrenchment purposes and the potential dilutive effect of the issuance of preferred stock on common shares outweigh any potential benefits of the preferred stock. Based on these concerns, the Soliciting Group recommends that shareholders vote against the proposal authorizing "blank check" preferred stock.

According to the Company's Proxy Statement, the Board of Directors believes the authorization of preferred stock is "necessary to provide the Company with the flexibility to act in the future with respect to financing programs, acquisitions, stock splits and other corporate purposes (though no such specific activities are currently contemplated) without the delay and expense associated with obtaining special shareholder approval each time an opportunity requiring the issuance of shares of preferred stock may arise."

However, the Company does not cite any specific or pending need for financing of any type.  Indeed, the Company’s recent annual report on Form 10-K stated that the Company was "well-capitalized" under Federal Reserve standards, and the Company has expressly stated in its Proxy Statement that it will not seek funds under the Capital Purchase Program of the U.S. Treasury’s Troubled Asset Relief Program (TARP).  Under the Capital Purchase Program, banks and other financial institutions are required to issue preferred stock to the U.S. Treasury in exchange for TARP funds.

In addition, as the Company admits in its Proxy Statement, the blank-check preferred stock could be used as a "means of preventing or dissuading a change of control or takeover of the Company."  For example, the Company could dissuade a change of control or takeover by placing blocks of shares with parties friendly to management.  The Board could also authorize holders of a series of preferred stock to vote either separately as a class or with the holders of common stock, on any merger, sale or exchange of assets by the Company, or any other extraordinary corporate transaction.  The existence of additional authorized shares could have the effect of discouraging unsolicited takeover attempts, even though the possible unsolicited takeover attempt may be at a premium price.

In its Proxy Statement, the Company states that the authorization of the preferred stock is not being proposed as a means of preventing or dissuading a change in control or takeover. However, the Company did not make any commitment in its Proxy Statement that such shares would not be utilized to prevent or hinder any merger, acquisition or any similar transaction, and admitted such use was possible.

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The issuance of preferred stock with voting rights or rights to convert into common stock can also substantially dilute common shareholders' voting power and equity interest. Furthermore, holders of preferred stock receive dividends and distributions in liquidation before holders of Common Stock.

To pass, this proposal must be approved by the affirmative vote of more than two-thirds of all votes entitled to be cast at the Annual Meeting.  Abstentions and "broker non-votes" will have the same effect as a vote against this proposal.

WE URGE YOU TO VOTE "AGAINST" THE PROPOSAL TO AUTHORIZE BLANK CHECK PREFERRED STOCK ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL FOUR:
APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO
REVISE THE ARTICLE RELATING TO INDEMNIFICATION

As discussed in further detail in the Company’s Proxy Statement, the Company proposes that the shareholders approve an amendment to the Company’s Articles of Incorporation to revise the Article relating to indemnification. To pass, this proposal must be approved by the affirmative vote of more than two-thirds of all votes entitled to be cast at the Annual Meeting. Abstentions and "broker non-votes" will have the same effect as a vote against this proposal.

WE DO NOT HAVE AN OBJECTION TO YOU VOTING "FOR" THIS PROPOSAL ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL FIVE:
APPROVAL OF THE FAUQUIER BANKSHARES, INC. STOCK INCENTIVE PLAN

As discussed in further detail in the Company’s Proxy Statement, the Company proposes that the shareholders approve the Fauquier Bankshares, Inc. Stock Incentive Plan.  This proposal will pass if the votes cast in favor of the proposal exceed the votes opposing it.

WE DO NOT HAVE AN OBJECTION TO YOU VOTING "FOR" THIS PROPOSAL ON THE ENCLOSED BLUE PROXY CARD.

OTHER MATTERS

The Soliciting Group is not aware of any proposals to be brought before the Annual Meeting other than as set forth above. However, should other proposals, which the Soliciting Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

PROPOSALS FOR 2010 ANNUAL MEETING OF SHAREHOLDERS

According to the Company's Proxy Statement, the deadline for submitting shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2010 Annual Meeting of Shareholders is December 17, 2009. Any such proposal received at the Company’s principal executive offices after such date will be considered untimely and may be excluded from the proxy statement and form of proxy.

According to the Company's Proxy Statement, the deadline for submitting shareholder proposals (other than director nominations by shareholders) to be presented at the 2010 Annual Meeting of Shareholders, but which will not be included in the proxy statement and form of proxy relating to such meeting, is February 15, 2010. Any such proposal received by the Company’s principal executive offices after such date will be considered untimely and the persons named in the proxy for such meeting may exercise their discretionary voting power with respect to such proposal.

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INFORMATION CONTAINED IN THE COMPANY PROXY STATEMENT

Please refer to the Company’s proxy statement for the Annual Meeting for (i) updated information regarding the securities of the Company held by the Company’s directors, nominees, executive officers and beneficial holders of more than five percent of the Company’s Common Stock (which is attached hereto as Annex B), (ii) information concerning compensation of directors and executive officers of the Company, (iii) information on audit services and fees of the Company's independent auditor, and (iv) detailed information required with respect to each of the Company's Proposals.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2009

This Proxy Statement and the BLUE Proxy Card are available at: http://www.readmaterial.com/fbss.

RETURN OF PROXIES

Whether or not you expect to attend the Annual Meeting, please complete, date, sign and return the enclosed BLUE Proxy Card as promptly as possible to assure representation of your shares and help assure a quorum for the Annual Meeting. You may revoke your proxy at any time prior to its exercise.

April [__], 2009

David M. van Roijen C. Hunton Tiffany Peter P. van Roijen	Susanne M. Tiffany William E. Sudduth Richard C. Stoker

IMPORTANT:

1.	If your shares are held in your own name, please mark, date and mail the enclosed BLUE Proxy Card to our Proxy Solicitor, D.F. King in the postage-paid envelope provided.

2.
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions.  Accordingly, you should contact the person responsible for your account and give instructions for a BLUE Proxy Card to be executed representing your shares.

3.
If you have already submitted a WHITE Proxy Card to Fauquier Bankshares for the Annual Meeting, you may change your vote to vote FOR the election of the Soliciting Group Nominees and AGAINST the Company's proposal to authorize 2,000,000 shares of preferred stock by marking, signing, dating and returning the enclosed BLUE Proxy Card for the Annual Meeting, which must be dated after any proxy you may have submitted to the Company.  You may also submit your later-dated proxy if your shares are held by a bank or broker by using the enclosed BLUE Proxy Card and following the instructions to vote by telephone or internet.

ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in voting your proxy, please call:

D.F. King & Co., Inc.

Shareholders call toll free: (800) 967-4607
All others call collect: (212) 269-5550

- Please vote as soon as possible -

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ANNEX A

INFORMATION ABOUT THE SOLICITING GROUP

As discussed above, this proxy solicitation is being made by the Soliciting Group, which consists of David M. van Roijen, C. Hunton Tiffany, Peter P. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker.

Interest in Proposals

Each member of the Soliciting Group has an interest in the election of directors and other proposals to be acted upon at the Annual Meeting: (i) indirectly through the beneficial ownership (if any) of shares of Common Stock of the Company and/or (ii) because such member of the Soliciting Group is a nominee for director or is related to such nominee.  David M. van Roijen and C. Hunton Tiffany may also be deemed to have an interest in their elections as director at the Annual Meeting by virtue of the compensation they may receive from the Company as directors if elected as member of the Company's Board of Directors.

Background Information

Name	Business Address	Principal Occupation/Employment	Employer Name	Employer Business	Employer Address
David M. van Roijen	Crest Orchard, Box 7544, Charlottesville, VA 22906	Owner	Crest Orchard	Timber and Cattle Farming	Crest Orchard, Box 7544, Charlottesville, VA 22906
C. Hunton Tiffany	7176 Homestead Court, Warrenton, VA 20186	Board Member	Fauquier Health System; Fauquier Hospital	Healthcare	500 Hospital Drive Warrenton, VA 20186
Peter P. van Roijen	Box 332, Wilson, WY 83014	Self-Employed	N/A	N/A	N/A
Susanne M. Tiffany	7176 Homestead Court, Warrenton, VA 20186	Retired	N/A	N/A	N/A
William E. Sudduth	273 Waterloo Street, Warrenton, VA 20186	Owner	Sudduth Memorials	Retail - Monumental Stones	273 Waterloo St., Warrenton, VA 20186
Richard C. Stoker	2930 N. Atlantic Blvd., Ft. Lauderdale, FL 33308	Retired	N/A	N/A	N/A

The following is a summary of Mr. van Roijen's business experience, including during the past five years:

Dates	Employer Name	Employer Industry	Positions(s) Held
1981 to Present	St. Leonard's Farm, Inc.	Cattle and Grain Farming	President
1982 to Present	Crest Orchard	Timber and Cattle Farming	Owner
1999 to Present	Albermarle County, Virginia Agricultural and Forestal Committee	Local Government	Board Member
2003 to Present	Virginia Center for the Creative Arts	Arts; Non-Profit	Board Member; Treasurer

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The following is a summary of Mr. Tiffany's business experience, including during the past five years:

Dates	Employer Name	Employer Industry	Positions(s) Held
2006 to Present	Fauquier Health System	Healthcare	Board of Directors; Chairman of the Governance and Nominating Committee
01/06 to 12/08	Fauquier Health System	Healthcare	Chairman of the Board of Directors
1991 to 1997; 1998 to Present	Fauquier Hospital	Healthcare	Board of Trustees; Chairman of the Governance and Nominating Committee
10/04 to 10/06	Fauquier Hospital	Healthcare	Chairman of the Board of Trustees
10/04 to Present	Various not-for-profit arts organizations and small businesses	Arts	Independent Contractor
12/05 to 12/08	Great Meadow Foundation	Preserving open space in service to the Piedmont community	Board Member; Vice Chairman
09/03 to 09/08	Creative Education Foundation	International non-for-profit foundation engaged in education, research and consulting in the field of creative problem solving	Board Member; Vice President
1996 to 01/07	Fauquier Bankshares, Inc.	Banking	Chairman
1984 to 01/07	Fauquier Bankshares, Inc.	Banking	Board Member
1984 to 05/04	Fauquier Bankshares, Inc.	Banking	Chief Executive Officer
1997 to 01/07)	The Fauquier Bank	Banking	Chairman
1974 to 01/07	The Fauquier Bank	Banking	Board Member
1982 to 05/03	The Fauquier Bank	Banking	Chief Executive Officer

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Beneficial Ownership of Common Stock

Name	Shares Beneficially Owned, Directly or Indirectly		Shares Owned of Record but not Beneficially	Shares Beneficially Owned by Associates
David M. van Roijen	261,119	(1)(2)	0	See note (2)
C. Hunton Tiffany	261,119	(1)(3)	0	See data for Susanne M. Tiffany
Peter P. van Roijen	261,119	(1)(4)	0	See note (2)
Susanne M. Tiffany	261,119	(1)(5)	0	See data for C. Hunton Tiffany
William E. Sudduth	261,119	(1)(6)	0	See note (6)
Richard C. Stoker	261,119	(1)(7)	0	See note (7)

(1)    Under applicable SEC rules, each member of the Soliciting Group beneficially owns an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the members of the Soliciting Group on an aggregate basis, which constitutes approximately 7.3% of the outstanding Common Stock of the Company as of March 10, 2009.

(2)    David M. van Roijen has sole or shared dispositive power over 41,800 of these shares.  12,800 of such shares are held by the Grandchildren of R.D. van Roijen Trust, of which David M. van Roijen and Peter P. van Roijen are co-trustees with a third party.  Voting and investment decisions with respect to the shares held by the trust require the approval of a majority of the trustees of the trust.  On April 2, 2009, David M. van Roijen and Peter P. van Roijen agreed to vote these 12,800 shares in favor of the election of David M. van Roijen and C. Hunton Tiffany as directors at the Annual Meeting.  As a result of this agreement, each of David M. van Roijen and Peter P. van Roijen (and therefore each member of the Soliciting Group) are deemed to beneficially own these 12,800 shares for purposes of their membership in the Soliciting Group.

(3)    C. Hunton Tiffany has sole dispositive power over 116,237 of these shares.

(4)    Peter P. van Roijen has sole or shared dispositive power over 31,200 shares of these shares.  See note (2) with respect to 12,800 of these shares.

(5)    Susanne M. Tiffany has sole dispositive power over 31,142 of these shares.

(6)    William E. Sudduth has shared dispositive power over 3,540 of these shares.  Voting and investment power over such shares is shared with Angelica R. Sudduth, his wife.

(7)    Richard C. Stoker has sole dispositive power over 50,000 of these shares.  Such shares are held by a living trust for Mr. Stoker's wife for which Mr. Stoker is trustee with sole voting and investment power.

Transactions in Common Stock During the Past Two Years

Name	Transaction Date(s)	Amount(s) Purchased	Amount(s) Sold
David M. van Roijen	01/09/2008	5,000	0
C. Hunton Tiffany	None	N/A	N/A
Peter P. van Roijen	04/27/2007	0	20,000
Susanne M. Tiffany	07/20/2007	1,500	0
William E. Sudduth	None	N/A	N/A

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Name	Transaction Date(s)	Amount(s) Purchased	Amount(s) Sold

Richard C. Stoker	11/14/2008	5,000	0
	11/01/2007	1,000	0
	10/29/2007	1,000	0
	10/24/2007	1,000	0
	09/24/2007	62	0
	09/20/2007	938	0
	07/20/2007	550	0

Other Information

No member of the Soliciting Group has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Other than the Soliciting Group's agreement to vote their shares and solicit proxies in favor of the election of David M. van Roijen and C. Hunton Tiffany and in opposition to the Company's proposal to amend its Articles of Incorporation to authorize 2,000,000 shares of preferred stock at the Annual Meeting, no member of the Soliciting Group is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No member of the Soliciting Group nor any associate thereof has engaged in or has a direct or indirect interest in any transaction or series of transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction or series of transactions, in which the Company or any of its subsidiaries was or is to be a participant where the amount involved exceeds $120,000.

No member of the Soliciting Group nor any of associate thereof has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

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ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the most recent practicable date, the number and percentage of shares of Company common stock beneficially held by persons known by the Company to be the owners of more than five percent (5%) of the Company’s Common Stock. Other than with respect to data for the Soliciting Group itself, the following information is based solely on information appearing in the Company's Proxy Statement.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Royce & Associates, LLC New York, NY	327,667	(1)	9.2%
The Soliciting Group	261,119	(2)	7.3%
David M. van Roijen
C. Hunton Tiffany
Peter P. van Roijen
Susanne M. Tiffany
William E. Sudduth
Richard C. Stoker
c/o David M. van Roijen
Crest Orchard, Box 7544
Charlottesville, VA 22906

(1)     Based on Schedule 13G/A filed with the SEC on January 23, 2009 by Royce & Associates, LLC ("Royce"), stating that as of December 31, 2008, Royce was the beneficial owner of 327,667 shares of Company common stock and had sole voting power and sole investment power with respect to all 327,667 shares.

(2)     Under applicable SEC rules, the members of the Soliciting Group are acting as a group, and therefore each member of the Soliciting Group beneficially owns an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Soliciting Group on an aggregate basis, which constitutes approximately 7.3% of the outstanding Common Stock of the Company as of March 10, 2009.

The following table sets forth, as of March 13, 2009, the number and percentage of shares of Company common stock held by each director and nominee for director of the Company, each of the Company’s “Named Executive Officers, and all directors and executive officers of the Company as a group. The business address of each beneficial owner other than the Soliciting Group Nominees is c/o Fauquier Bankshares, Inc., 10 Courthouse Square, Warrenton, Virginia 20186. The business address of each of the Soliciting Group Nominees is c/o David M. van Roijen, Crest Orchard, Box 7544, Charlottesville, VA 22906.  Other than with respect to data for the Soliciting Group Nominees, the following information is based solely on information appearing in the Company's Proxy Statement.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
John B. Adams, Jr.	11,530		*
Randy K. Ferrell	56,820	(1)	1.57%
Gregory D. Frederick	5,352		*
Randolph D. Frostick	1,270		*
Eric P. Graap	21,237	(2)	*
Jay B. Keyser	1,845	(3)	*
Douglas C. Larson	20,088	(4)	*
C. H. Lawrence, Jr.	50,854	(5)	1.40%
Randolph T. Minter	20,907	(6)	*
Brian S. Montgomery	36,392	(7)	1.00%
John J. Norman, Jr.	8,695	(8)	*
P. Kurtis Rodgers	4,054		*
Sterling T. Strange, III	2,220		*

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
All directors and executive officers as a group (13 persons):	241,267		6.66%

David M. van Roijen	261,119	(9)(10)	7.27%
C. Hunton Tiffany	261,119	(10)	7.27%
All directors and executive officers as a group, including the Soliciting Group Nominees (15 persons):	502,386	(11)	13.99%

*         Percentage ownership is less than one percent of the outstanding shares of common stock.

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days. All shares of common stock indicated in the above table are subject to the sole investment and voting power of the identified director or officer, except as otherwise set forth in the footnotes below, except that shares of restricted stock over which the individual has sole voting power but does not have investment power until such shares vest are not specifically identified.

(1) Includes 11,232 shares held jointly with his wife, Carole W. Ferrell, over which he shares voting and investment power.
(2) Includes 7,074 shares owned by Barbara C. Graap, his wife, as to which shares he disclaims beneficial ownership. Also includes 56 shares held jointly with Barbara C. Graap, his wife, over which he shares voting and investment power.
(3) Includes 1,000 shares held jointly with Angela L. Keyser, his wife, over which he shares voting and investment power.
(4) Includes 7,019 shares held jointly with Eliza C. Larson, his wife, over which he shares voting and investment power; and 8,480 shares that could be acquired within 60 days through the exercise of stock options.
(5) Includes 6,000 shares that could be acquired within 60 days through the exercise of stock options
(6) Includes 6,240 shares that could be acquired within 60 days through the exercise of stock options.
(7) Includes 10,376 shares held jointly with Patty M. Montgomery, his wife, over which he shares voting and investment power; and 6,000 shares that could be acquired within 60 days through the exercise of stock options.
(8) Includes 3,000 shares that could be acquired within 60 days through the exercise of stock options.
(9) Includes 12,800 shares held by the Grandchildren of R.D. van Roijen Trust, of which David M. van Roijen and Peter P. van Roijen are co-trustees with a third party.  Voting and investment decisions with respect to the shares held by the trust require the approval of a majority of the trustees of the trust.  On April 2, 2009, David M. van Roijen and Peter P. van Roijen agreed to vote these 12,800 shares in favor of the election of David M. van Roijen and C. Hunton Tiffany as directors at the Annual Meeting.  As a result of this agreement, each of David M. van Roijen and Peter P. van Roijen are deemed to beneficially own these 12,800 shares for purposes of their membership in the Soliciting Group.
(10) Under applicable SEC rules, the members of the Soliciting Group are acting as a group, and therefore each member of the Soliciting Group beneficially owns an aggregate of 261,119 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Soliciting Group on an aggregate basis, which constitutes approximately 7.3% of the outstanding Common Stock of the Company as of March 10, 2009.
(11) The shares beneficially owned by Mr. Tiffany and Mr. van Roijen are the same shares (see note 10 above), and therefore have only been counted once in arriving at this total.

The Soliciting Group is not aware of any arrangement that may operate at a subsequent date to effect a change in control of the Company.

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BLUE PROXY CARD

See attached.

REVISED PRELIMINARY COPY—SUBJECT TO COMPLETION

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL/VOTE BY INTERNET	WWW.CESVOTE.COM]
The Proxy Statement and the BLUE Proxy Card are available at: http://www.readmaterial.com/fbss.
Use the Internet to submit your proxy until 6:00 a.m. EDT on the morning of the Annual Meeting, May 19, 2009.  Have your proxy card in hand when you access the following website: www.cesvote.com and follow the instructions provided.

VOTE BY TELEPHONE	1-888-693-8683
Use any touch-tone telephone to submit your proxy until 6:00 a.m. EDT on the morning of the Annual Meeting, May 19, 2009.  Have your proxy card in hand when you call and follow the instructions provided.

VOTE BY MAIL
If you do not wish to vote by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to:  The Soliciting Group, c/o D. F. King & Co., Inc., 48 Wall Street, New York, NY 10005.

VOTE IN PERSON
To obtain directions to be able to attend the meeting and vote in person, please contact D.F. King at toll-free at (800) 967-4607.

Vote by Telephone	Vote by Internet	Vote by Mail
Call Toll-Free using a	Access the Website and	Sign and return your proxy
touch-tone telephone:	submit your proxy:	in the postage-paid
1-888-693-8683	www.cesvote.com	envelope provided.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, DETACH ALONG THE PERFORATION,
PLEASE SIGN, DATE AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

If you have any questions or need assistance in voting your shares, please call D. F. King & Co., Inc., which is assisting the Soliciting Group with the solicitation of proxies, toll-free at (800) 967-4607.

PROXY SOLICITED BY
DAVID M. VAN ROIJEN, C. HUNTON TIFFANY, PETER P. VAN ROIJEN,
SUSANNE M. TIFFANY, WILLIAM E. SUDDUTH AND RICHARD C. STOKER

2009 Annual Meeting of Shareholders of Fauquier Bankshares, Inc.
On May 19, 2009 at Poplar Springs Inn Spa, Rogues Road, Casanova, Virginia

The undersigned hereby appoints David M. van Roijen, C. Hunton Tiffany, Peter P. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker, or each of them, as proxy for the undersigned, with full power of substitution, and authorizes them to represent and vote, as designated, all of the shares of Common Stock of Fauquier Bankshares, Inc. (the "Company" or "Fauquier Bankshares") that the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of shareholders of Fauquier Bankshares, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the "2009 Annual Meeting").  IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR PROPOSALS 1, 2, 4 and 5, AND TO HAVE VOTED AGAINST PROPOSAL 3 (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1).  THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.
, 2009
Shareholder Sign Here	Date

Shareholder (if held jointly)	Title or Authority

Please sign exactly as name appears hereon.  If shares are registered in more than one name, the signature of all such persons should be provided.  A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title.  Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such.  If a partnership, please sign in the partnership name by an authorized person.  The proxy card votes all shares in all capacities.

REVISED PRELIMINARY COPY—SUBJECT TO COMPLETION

PROXY SOLICITED BY
DAVID M. VAN ROIJEN, C. HUNTON TIFFANY, PETER P. VAN ROIJEN,
SUSANNE M. TIFFANY, WILLIAM E. SUDDUTH AND RICHARD C. STOKER

2009 Annual Meeting of Shareholders of Fauquier Bankshares, Inc.

YOUR VOTE IS IMPORTANT
 Please take a moment now to vote your shares of Fauquier Bankshares, Inc. Common Stock.

PLEASE REVIEW THE PROXY STATEMENT AND SEE REVERSE SIDE FOR WAYS TO VOTE.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, DETACH ALONG THE PERFORATION,
PLEASE SIGN, DATE AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

COMMON STOCK	ANNUAL MEETING PROXY CARD

THE SOLICITING GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE SOLICITING GROUP NOMINEES LISTED IN PROPOSAL 1.

		For All	Withhold All	For All Except
1.	To elect (1) David M. van Roijen to the Board as a Class I director and (2) C. Hunton Tiffany to the Board as a Class III director.	☐	☐	☐

The Soliciting Group intends to use this proxy to vote (i) FOR Messrs. van Roijen and Tiffany and (ii) FOR the candidates who have been nominated by Fauquier Bankshares to serve as directors other than Randolph D. Frostick and Eric P. Graap, for whom the Soliciting Group is NOT seeking authority to vote for and WILL NOT exercise any such authority.

NOTE:  If you do not wish for your Shares to be voted "FOR" a particular Soliciting Group Nominee, mark the "FOR ALL EXCEPT" box and write the name(s) of the Soliciting Group Nominee(s) you do not support on the line below.  Your shares will be voted for the remaining Soliciting Group Nominees.  You may also withhold authority to vote for one or more additional Company nominees by writing the name of the nominee(s) below.  The Soliciting Group provides no assurance that the Company nominees, if elected, will serve with the Soliciting Group Nominees.

		FOR	AGAINST	ABSTAIN
THE SOLICITING GROUP HAS NO OBJECTION TO SHAREHOLDERS VOTING FOR PROPOSAL 2.
2.	The ratification of the selection of Smith Elliott Kearns & Company, LLC, as independent public accountants for the Company for 2009.	☐	☐	☐

THE SOLICITING GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL 3.
3.	To approve an amendment to the Company’s Articles of Incorporation to authorize 2,000,000 shares of preferred stock.	☐	☐	☐

THE SOLICITING GROUP HAS NO OBJECTION TO SHAREHOLDERS VOTING FOR PROPOSAL 4.
4.	To approve an amendment to the Company’s Articles of Incorporation to revise the Article relating to indemnification.	☐	☐	☐

THE SOLICITING GROUP HAS NO OBJECTION TO SHAREHOLDERS VOTING FOR PROPOSAL 5.
5.	To approve the Fauquier Bankshares, Inc. Stock Incentive Plan.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES NAMED ON THE REVERSE SIDE OF THIS CARD ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.